Kidston Gold Mines Limited

ABN 68 009 593 711

02028102

Our ref: SAM:VM:10.116.1
Your ref:

02 MAR 28 AM 8:38

6 March 2002

SUPPL

Mr Mark Saunders
Greenberg Traurig
MetLife Building
200 Park Avenue
NEW YORK NY 10166
USA

AIR MAIL

Dear Sir,

Re: Kidston Gold Mines Limited - Partial Return of Capital

Would you please ensure a copy of the **enclosed** letter and release are lodged with the United States Securities and Exchange Commission (File No. 82-2351).

Yours faithfully

S. A. M.

PROCESSED
APR 1 0 2002
THOMSON FINANCIAL

Stuart MacKenzie
Company Secretary
Kidston Gold Mines Limited

dw 3/28

Tel: (07) 3510 6700
Fax: (07) 3510 6740

Level 2, 189 Coronation Drive
Milton QLD 4064

GPO BOX 465
BRISBANE QLD 4001

P:\Legal\Media Releases etc\020306Ltr to Greenberg Traurig (USA)MCF.doc

Kidston Gold Mines Limited
ABN 68 009 593 711

6 March 2002

File: OP1-14

The United States Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street North West
Washington DC 20549
USA

82-2351

Dear Sir/Madam

re: Kidston Gold Mines Limited - Partial Return of Capital

Please find enclosed copy of the abovementioned release issued by Kidston Gold Mines Limited.

Yours faithfully

Stuart MacKenzie
Company Secretary
KIDSTON GOLD MINES LIMITED

encl

Tel: (07) 3510 6700
Fax: (07) 3510 6740
Level 2, 189 Coronation Drive
Milton QLD 4064
GPO BOX 465
BRISBANE QLD 4001
P:\Legal\Media Releases etc\020306-USA ltr2MCF.doc

Kidston Gold Mines Limited

ABN 68 009 593 711

Our ref: SAM:VM:
Your ref: 10-116-1

6 March 2002

Australian Stock Exchange Limited
Company Announcements Office
Ground Floor Reception
20 Bridge Street
SYDNEY NSW 2000

By Facsimile: 1300 300 021

Dear Sir/Madam,

Re: Kidston Gold Mines Limited – Partial Return of Capital

As had been previously announced, Kidston Gold Mines Limited (the "Company") ceased mining operations at the Kidston Mine in June 2001 and poured its last production gold on 11 July 2001. Since then, the Company has been working on decommissioning the plant and rehabilitating the mine site.

As part of the closure process, the Company has been in discussions with the Queensland Environmental Protection Agency (the "EPA") to finalise closure plans and determining the funds needed to be retained to complete rehabilitation. While the Company is pleased with the progress of the discussions with the EPA, the Company is of the view that the closure plans and funding details will not now be finalised until later this year.

In the meantime, the Board of Directors has determined that the Company will implement a capital reduction to return to shareholders funds that are in excess of the Company's requirements. The Company proposes to return to shareholders $20,000,000, or 16 cents per share, subject to the report of an Independent Expert as to whether the proposed return of capital is fair and reasonable.

The Company has commissioned KPMG Corporate Finance to act as an Independent Expert and to prepare a report to shareholders. If, based on the report of the Independent Expert, the Board determines to proceed with the return of capital, the report of the Independent Expert will be sent to shareholders in an Explanatory Statement which will accompany this year's Annual Report.

Tel: (07) 3510 6700
Fax: (07) 3510 6740
Level 2, 189 Coronation Drive
Milton QLD 4064
GPO BOX 465
BRISBANE QLD 4001

Kidston Gold Mines Limited

ABN 68 009 593 711

Any return of capital must be approved by shareholders at the Annual General Meeting to be held on 30 May 2002 in Brisbane.

It is proposed that, if shareholders approve the partial return of capital, trading of the Company's shares on ASX will be suspended shortly after the Annual General Meeting and that, following implementation of the partial return of capital, the Company will be de-listed from ASX.

The Company intends to return the balance of the Company's funds (less the amounts required to finalise rehabilitation) once the mine closure plan has been finally approved by the EPA and the funding for on-going rehabilitation has been determined. It is anticipated at present that the final return of capital will occur before year end but this timing will depend on a number of matters including the length of time necessary to obtain the EPA's approval for the Company's mine closure plans. The Company will keep the market informed on the possible timing for any final return of capital.

Yours faithfully

Stuart MacKenzie
Company Secretary
Kidston Gold Mines Limited

Tel: (07) 3510 6700
Fax: (07) 3510 6740
Level 2, 189 Coronation Drive
Milton QLD 4064
GPO BOX 465
BRISBANE QLD 4001